FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of August 2003

                              TAT TECHNOLOGIES LTD.
             (Exact Name of Registrant as specified in its Charter)

                            P.O.BOX 80, GEDERA 70750
                                     ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F X Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not applicable.



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Item1. Earnings for the second quarter ended June 30, 2003.

On August 12, 2003, TAT Technologies Limited (Nasdaq: TATTF - NEWS, TATWF -
NEWS), which is engaged in the manufacturing, repair and overhaul of heat transfer equipment and other various accessories, mainly used in aircraft, reported a net profit of $1,036,258 on sales of $8,166,306 during the second quarter ended June 30, 2003, compared to a net profit of $1,098,443 on sales of $ 6,659,826 for the same period of 2002. See Exhibit 99.1 attached hereto.

For the six months ended June 30, 2003, the company reported a net profit of $1,999,435 on sales of $16,332,491 compared to a net profit of $1,946,789 on sales of $12,523,718 for the same period of 2002.

Sales for the second quarter increased by 22.6% compared to the same quarter last year.
The net profit, before tax, of the company for the quarter was 15.62% of sales for the second quarter ended June 30, 2003.

Pursuant to the depletion of tax credits accumulated by the company in prior years, the total income tax payment by the company and its subsidiaries for the first six months of 2003 amounted to $564,235.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, Power Systems, Turbines, etc.


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                              TAT TECHNOLOGIES LTD.
                              ---------------------
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      -------------------------------------
                     (AMOUNTS IN THOUSANDS U.S $, UNAUDITED)
                     ---------------------------------------



----------------------------------------- ------------------------------------ -------------------------------------
                                                        Six Months Ended                     Three Months Ended
                                                            June 30                              June 30
----------------------------------------- ------------------------------------ -------------------------------------
                                                     2003              2002               2003               2002
                                                      ($)               ($)                ($)                ($)
----------------------------------------- ----------------- ------------------ ------------------ ------------------
Revenues                                            16,332             12,524              8,166              6,660
----------------------------------------- ----------------- ------------------ ------------------ ------------------
Gross Profit                                         5,785              4,717              2,923              2,440
----------------------------------------- ----------------- ------------------ ------------------ ------------------
R&d Expenses                                            64                 92                 32                 54
----------------------------------------- ----------------- ------------------ ------------------ ------------------
Other Income                                            95               (37)                 66                  7
----------------------------------------- ----------------- ------------------ ------------------ ------------------
Income from Operations before Income                 2,564              2,114              1,276              1,188
Taxes
----------------------------------------- ----------------- ------------------ ------------------ ------------------
Income Tax                                             564                167                240                 90
----------------------------------------- ----------------- ------------------ ------------------ ------------------
Net Income                                           1,999              1,947              1,036              1,098
----------------------------------------- ----------------- ------------------ ------------------ ------------------
Earnings Per Share                                 $  0.45             $ 0.44             $ 0.23             $ 0.25
----------------------------------------- ----------------- ------------------ ------------------ ------------------
Weighed Average Shares                           4,483,516          4,483,516          4,483,516          4,483,516
Outstanding
----------------------------------------- ----------------- ------------------ ------------------ ------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TAT TECHNOLOGIES, LTD.


                                           By: /s/ Israel Ofen
                                           Name: Israel Offen
Date: August 18, 2003                      Title: Executive Vice President and
                                           Chief Financial Officer









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